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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYHILL AGENCY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 PARK MEADOW LN
(No. and Street)

WEST LONG BRANCH (City) NJ (State) 07764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD EGAN 1-888-959-0300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE SUITE 420 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard K. Egan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYHILL AGENCY, LLC, as of February 18, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard K. Egan
Signature

President
Title

Joanne Shawger
Notary Public

JOANNE SHAWGER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYHILL AGENCY, LLC

December 31, 2015

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

We have audited the accompanying statement of financial condition of Mayhill Agency, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Mayhill Agency, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayhill Agency, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of Mayhill Agency, LLC's financial statements. The supplemental information is the responsibility of Mayhill Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 18, 2016

MAYHILL AGENCY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 61,139	$ -	$ 61,139
Commission receivable	2,714	-	2,714
Prepaid expenses	-	528	528
Total assets	$ 63,853	$ 528	$ 64,381

LIABILITIES AND MEMBERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accounts payable and accrued expenses	$ 2,461	$ -	$ 2,461
Total liabilities	$ 2,461	$ -	2,461
Members' Equity:			
Members' equity			61,920
Total members' equity			61,920
Total liabilities and members' equity			$ 64,381

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF INCOME
For the year ended December 31, 2015

Revenues:		
Commission income	$ 64,958	
Interest	25	
Total revenues		$ 64,983
Expenses:		
NASD & SIPC fees	2,258	
Professional fees	6,293	
Rent and occupancy expense	4,200	
Telephone	1,355	
Postage	77	
Donations	10,050	
Accounting fees	7,575	
Total expenses		31,808
Net income		$ 33,175

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2015

Balance - beginning of year	$ 38,745
Net income	33,175
Distributions to member	(10,000)
Balance - end of year	$ 61,920

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

Cash flows from operating activities:		
Net income		$ 33,175
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commission receivable		$ (2,714)
Decrease in prepaid expenses		817
Decrease in accounts payable and accrued expenses		(82)
Net adjustments		(1,979)
Net cash provided by operating activities		31,196
Cash flows from financing activities:		
Distributions to member		(10,000)
Net cash (used in) financing activities		(10,000)
Net Increase in cash		21,196
Cash - beginning of year		39,943
Cash - end of year		$ 61,139

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

Note 1 - Organization:

The Company is a single member limited liability company organized on October 25, 2002. There were no transactions until December 23, 2003 when the company assumed the business activities and all assets and liabilities of Mayhill Agency, Inc., effective January 1, 2004. By virtue of this transaction, the FINRA has ruled the firm's business activity Mayhill Agency, Inc. will remain unchanged and constitutes a succession of the Company.

On March 31, 2014 the former member of Mayhill Agency, LLC sold its interest to a new member in accordance with rules and regulations of FINRA.

Note 2 – Summary of Significant Accounting Policies:

Securities Transactions:

Securities owned are carried at market value and unrealized gains and losses are reflected in income. Securities transactions are recorded in amounts on a trade date basis. The Company did not enter into any securities transactions during the year ended 2015.

Income Taxes:

As a limited liability company (LLC), the Company is not subject to income taxes. The individual member of the LLC is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State income taxes is included in these financial statements.

Use of Estimates:

The preparation of financial statements in conformity with U.S. Gaap requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value Measurement:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 2 – Summary of Significant Accounting Policies (continued):

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access..

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2015, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $61,139.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3- Related Party Transactions:

On or about April 1, 2015, the Company entered into a new lease agreement for its office space located in West Long Branch, New Jersey. The building is owned by a company in which one of the owners is related to the member of Mayhill. The lease is for a one-year period, which commenced April 1, 2015 and expires on March 31, 2016 . The lease calls for monthly rent in the amount of $350 and can be terminated only by agreement of both parties. All utilities with the exception of the phone are included in the lease.

Note 3- Related Party Transactions (continued):

Future minimum rental commitments for the year ending December 31 are as follows:

2016	$1,050

Rent and occupancy expense for the year ended December 31, 2015 was $4,200.

Note 4 - Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c-3-1 This rule requires a maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3 % of aggregate indebtednexx (as defined). As of December 31, 2015, the Company's regulatory net capital was $61,392 which was $56,392 in excess of its minimum requirement of $5,000 under SEC Rule 15-c-3-1.

Note 5 – Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2016, the date the financial statements were available to be issued.

MAYHILL AGENCY, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2015

MAYHILL AGENCY, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2015

Net Capital

Total ownership equity from statement of financial condition	$ 61,920
Deduct ownership equity not allowed for net capital	-
Total capital	61,920
Deductions and/or charges a) total non-allowable assets from statement of financial condition	528
Net capital before haircuts on securities positions	61,392
Net capital	$ 61,392
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 56,392

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 2,461
Percentage of aggregate indebtedness to net capital ($2,461/$61,392)	4.01 %

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

MAYHILL AGENCY, LLC
(CONFIDENTIAL PURSUANT TO RULE 17A-5(E)(3)

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursant to the Exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 Exemption Report, in which (1) Mayhill Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mayhill Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Mayhill Agency, LLC stated that Mayhill Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mayhill Agency, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mayhill Agency, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

Garden City, NY
February 18, 2016

MAYHILL AGENCY, LLC

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2015

A. Exemption provisions:

26. An exemption from Rule 15c3-3 is claimed based upon the below section:

A. (K) (1) $3,000 capital category as per Rule 15c3-1.

B. Information relating to possession or control requirements (Rule 15c3-3).

The broker-dealer had no fully paid or excess margin securities or customers during the year.

Mayhill Agency, LLC

Rule 15c3-3 Exemption Report

December 31, 2015

Assertions Regarding Exemption Provisions

Mayhill Agency, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C,F,R, 240,15c3-3 under the following provisions of C.F.R.240.15c3-3 (k)(2)(i);

(2) The Compandy met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) thoughout the most recent fiscal year without exception.

Mayhill Agency, LLC

I, Richard Egan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard Egan

President

MAYHILL AGENCY, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2015

Net Capital per unaudited focus report	$ 61,391
Net Capital per audited focus report	$ 61,392
Difference due to rounding.	$ 1

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of Mayhill Agency, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mayhill Agency, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating Mayhill Agency, LLC's compliance with the applicable instructions of Form SIPC-7. Mayhill Agency, LLC's management is responsible for Mayhill Agency, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 18, 2016